

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

MAIL STOP 3720

January 24, 2008

Mr. James Cheng-Jee Sha
Chief Executive Officer
Spring Creek Acquisition Corporation
10F, Room #1005, Fortune International Building
No. 17, North DaLiuShu Road
Hai Dian District, Beijing 100081
PRC

Re: **Spring Creek Acquisition Corporation**
Registration Statement on Form S-1/A
Amended January 22, 2008
File No. 333-147284

Dear Mr. Sha:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>We may become a passive foreign investment company (or "PFIC"), which could result
in adverse U.S. federal income tax consequences to U.S. investors., page 36</u>

1. Please revise here, and in your discussion of Passive Foreign Investment
   Company Rules on page 84, to clarify, if true, that your analysis regarding PFIC
   status is not based upon an opinion of counsel, insofar as tax counsel is unable to
   give such an opinion.

<u>Note 6 – Commitments, page F-10</u>

2. We note your response to prior comment 3. Tell us and revise the note to further
   disclose your basis for concluding that the purchase price of the insider warrants
   approximates fair value. To the extent your conclusion is based on the trading
   prices of warrants for similarly-situated public companies, please explain why
   you believe that your offering is comparable to those selected companies.

<u>Closing Statements</u>

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or
Kyle Moffatt, Accounting Branch Chief, at (202) 551-3810, if you have questions
regarding comments on the financial statements and related matters. Please contact Paul
Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other
questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        212-407-4990 <u>via facsimile</u>